UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 6 February, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         Strong financial performance in 2006, dated 6 February 2007;

•                                         KPN commences EUR 1 billion share repurchase program, dated 6 February 2007.

Press release

Strong financial performance in 2006;	Date
Free cash flow in excess of EUR 2bn in each of ‘07, ’08 and ‘09	6 February 2007
EUR 2bn shareholder returns for 2007	Number
009pe

GROUP FINANCIAL	Raised 2006 guidance met on all metrics
HIGHLIGHTS

Important note for the reader

Q4 2006 results impacted by fiscal reorganization of Telfort with a negative net result impact under IFRS of EUR 75m.

Q4 2005 result impacted by transaction with NTT DoCoMo, pension curtailments and deferred tax asset adjustment in BASE, with combined positive net result impact of EUR 274m as previously disclosed.

Q4 2006	Q4 2005(1)	In millions of euro, unless indicated otherwise	FY 2006	FY 2005
3,039	3,166	Revenues and other income	12,057	11,936
367	695	Operating result	2,223	2,348
426	622	Profit for the period (net result) (1)	1,583	1,454
0.22	0.29	Earnings per share (in EUR)	0.79	0.66
0.34	0.32	Dividend per share (in EUR)	0.50	0.45

815	969	Cash flow from operating activities	4,071	3,833
533	469	Capital expenditures (PP&E and software)	1,650	1,394
282	500	Free cash flow	2,421	2,439

367	695	Operating result	2,223	2,348
785	624	Depreciation, amortization (impairments)	2,614	2,376
1,152	1,319	EBITDA	4,837	4,724

2006 full year strong financial performance

•                     Growth revenues and EBITDA in Mobile ahead of declines in Fixed

•                     Guidance twice raised and subsequently met on all metrics

•                     Revenues and other income up 1.0% to EUR 12.1bn, 1.3% up per guidance

•                     EBITDA up 2.4% to EUR 4.8bn, 5.4% up per guidance

•                     Free cash flow of over EUR 2.4bn, EPS up 20% to EUR 0.79

Q4 operational performance in line with first three quarters

•                     Growth of revenues and EBITDA in Mobile (excluding NTT DoCoMo transaction) ahead of declines in Fixed

•                     Decline in ‘Other’ revenues and EBITDA mainly on account of Xantic deconsolidation and Fixed-Mobile integration expenses

Mobile outperforming the market

•                     Revenues and margin up in all three countries

•                     E-Plus Q4 service revenues up 10%, full year EBITDA margin up 7.5% points y-on-y

•                     KPN Mobile the Netherlands organic market share gains and improved profitability

•                     BASE increased market share and EBITDA margin

Fixed division resilient

•                     Slow down in net line loss rate, supported by strong growth in VoIP

•                     Over half a million households now using KPN VoIP

•                     Continued growth in broadband and TV

•                     Position in Business strengthened with acquisitions and contract wins

All-IP transformation on track

•                     FTE reduction on track

•                     Additional Capex for All-IP estimated at EUR 0.9bn (previously EUR 1.0 — 1.5bn)

•                     Value of real estate confirmed at approximately EUR 1.0bn

(1)            The distribution of 2005 and 2006 net result over the respective quarters in each year has changed as a result of a new accounting policy for derivatives. For details please refer to page 15 and page 33.

For further information:
Corporate Communicatie	Investor Relations
Mediavoorlichting
Tel: (070) 446 63 00	Tel: (070) 446 09 86
Fax: (070) 446 63 10	Fax: (070) 446 05 93
E-mail: press@kpn.com	E-mail: ir@kpn.com

Accompanies press release

dated
8 February 2007

Number
009pe

Shareholder returns of EUR 2.6bn in 2006

•                     EUR 1.0bn in dividends and EUR 1.6bn in share repurchases

•                     Final 2006 dividend proposed of 34 cents, total dividend 50 cents, up 11%

EUR 2.0bn shareholder returns for 2007

•                     Total dividend for FY 2007 will be at least EUR 950m

•                     EUR 1.0bn of share repurchases in 2007, commencing tomorrow

Ad Scheepbouwer, CEO of KPN, said:

“We’re pleased to be reporting strong financial performance for 2006 and great progress on our strategic priorities. Key milestones delivered in 2006 were a turnaround of E-Plus and more than 500,000 VoIP customers in the Netherlands. Overall, we are on track to achieve the ambitious objectives we set in early 2005. As a result, we are confident that we will maintain cash generation above the EUR 2.0bn mark in the transformation years 2007, 2008 and 2009, despite the company turning into a tax paying position in 2007. This allows us to communicate today EUR 2.0bn of shareholder remuneration for 2007.”

GROUP FINANCIAL HIGHLIGHTS

Dividend up 11%
EUR 2.0bn shareholder returns for 2007

2006 dividend of 50 cents, up 11%

KPN proposes a dividend of EUR 0.50 per share for 2006. This is in line with KPN’s mid-term dividend policy of paying out a dividend between 35% and 50% of the annual free cash flow and its February 2006 commitment, to pay at least the same total dividend as the EUR 950m in FY 2005. Following the interim dividend of EUR 0.16 paid in August 2006 the proposed final dividend for 2006 is EUR 0.34 per share. The dividend proposal will be submitted for approval at the Annual General Meeting of Shareholders on April 17, 2007.

All-IP program impact on reported results

KPN is going through a period of transformation. Together with the integration of previously acquired companies, the All-IP program is at the core of the change process.  In relation to the company transformation KPN anticipates book gains on real estate disposals of approximately EUR 600m as well as restructuring and integration expenses of up to EUR 400m and All-IP transformation project cost of up to EUR 200m. In 2007 KPN anticipates project costs, restructuring and integration expenses to exceed book gains on real estate. Details are as follows:

Transformation program	2007 - 2009	2007	EBITDA impact 2007
Restructuring costs	EUR 300 - 400m	EUR 100 - 150m	-/- EUR 100 - 150m
All-IP project costs	EUR 150 - 200m	EUR 50 - 100m	-/- EUR 50 - 100m
Real estate proceeds	~EUR 1.0bn	EUR 100 - 200m	—
Book gains real estate	~EUR 600m	EUR 75 – 150m	+ EUR 75 – 150m
FTE reductions	~4,500	1,200 – 1,500	—

Guidance on reported numbers

Henceforth, KPN will no longer make adjustments to reported numbers for guidance purposes to the market. As in the past, full transparency will be provided on noteworthy items that impact reported results such as restructuring and integration costs, All-IP implementation costs and book gains on the sale of real estate. The guidance provided below excludes any contributions to revenues and EBITDA from the pending acquisitions of iBasis and Tiscali. Guidance on free cash flow henceforth will include real estate proceeds which are expected to become material going forward.

Outlook 2007

Guidance metric	2006 reported	Outlook 2007 (1)
Revenues and other income	EUR 12,057m	Flat
EBITDA (2)	EUR 4,837m	Flat
Capex	EUR 1,650m	EUR 1.6 – 1.8bn
Free cash flow 2007 (3)	EUR 2,477m	> EUR 2.0bn
Free cash flow 2008 -2009 (3)	—	> EUR 2.0bn per year

(1)            Excluding iBasis and Tiscali

(2)            Defined as Operating result plus depreciation, amortization and impairments

(3)            Defined as Net cash flow from operating activities minus Capex plus real estate proceeds

For the avoidance of doubt: please note that the ‘flat’ EBITDA outlook for 2007, which we are targeting, is despite KPN having to absorb in its reported results a material negative impact of approximately EUR 100m from project costs, restructuring and integration expenses and implementation costs, net of book gains, as outlined above.  Furthermore note that Q1 2006 included EUR 65m book gain on the sale of Xantic. Also please note that ‘Net cash flow from operating activities’ includes tax payments which KPN will start to pay from 2007.

2007 dividend at least EUR 950m

KPN confirms last year’s intention that the total amount of dividend paid over the fiscal year 2007 will at least be equal to the total amount of dividend paid over the fiscal year 2005, i.e. EUR 950m.

EUR 1.0bn share repurchases in 2007

KPN reaffirms that it has no intention of holding unutilized surplus cash balances.  Consequently, KPN today communicates a further EUR 1bn of share repurchases. The share repurchase program will commence tomorrow and will run until the end of the year.

EUR 2.0bn shareholder returns for 2007

With the dividend floor of EUR 950m and the new EUR 1.0bn share repurchase program, KPN has communicated today shareholder returns of EUR 2.0bn for 2007.

Expected tax payment EUR 300m for 2007 and medium term EUR 700 – 800m

After several years of paying no corporate income tax, KPN expects to pay approximately EUR 300m in Dutch corporate tax in 2007. For the medium term, KPN estimates its Dutch corporate tax payment to reach EUR 700 – 800m per year. This is roughly equivalent to the 25.5% of Dutch profit before tax plus 25.5% of E-Plus EBITDA.  The Dutch tax payment on German E-Plus’ profit (EBITDA) is due to the recapture of the E-Plus loss (EUR 11.5bn), set off against the Dutch Mobile profit in 2002. Once the full loss has been recaptured (remaining amount is EUR 8.5bn at year-end 2006), KPN will come into a normal tax paying position in the Netherlands. There are no material tax payments in Germany and Belgium in the short and medium term due to the existence of substantial loss carry forward amounts. For more details, please refer to the tax paper published by KPN today.

FIXED FINANCIAL HIGHIGHTS – Resilient performance

Q4 2006	Q4 2005	In millions of euro	FY 2006	FY 2005

1,680	1,734	Revenues and other income	6,647	6,883
560	589	• Consumer	2,262	2,384
647	669	• Business	2,535	2,653
1,198	1,256	• Wholeale & Operations	4,762	4,985
-725	-780	• Other (incl. intercompany revenues)	-2,912	-3,139

1,368	1,391	Operating expenses	5,245	5,367
294	311	Depreciation, amortization (impairments)	1,172	1,276

312	343	Operating result	1,402	1,516
30	69	• Consumer	189	338
57	46	• Business	264	281
233	230	• Wholeale & Operations	924	881
-8	-2	• Other	25	16

606	654	EBITDA	2,574	2,792

•                    Revenues and other income decreased y-on-y 3.4% or EUR 236m, 2.3% of which due to MTA tariff reductions.

•                    The revenue share of new services increased to 26% in Q4 2006, up 7% points y-on-y.

•                    Revenue and other income and EBITDA Q4 2006 impacted by EUR 23m reassessment of calling balances of business customers (adjustment on previous quarters). Note that EBITDA Q4 2005 includes EUR 35m OPTA fine and settlement with competitors.

•                    Operating result of Consumer segment negatively impacted by investments in customer base reversing line loss trend.

•                    Business segment affected by price pressure in voice during the year and aforementioned adjustment of calling balances.

•                    Operating result of the Wholesale & Operations segment increased by 4.9% y-on-y due to lower traffic related costs and reduction in staff related expenses.

MOBILE FINANCIAL HIGHLIGHTS – Outperforming the market

Important note for the reader

Q4 2005 results impacted by transaction with NTT DoCoMo which resulted in EUR 110m revenues and EBITDA.

2006 operating result for the Netherlands include in relation to Telfort network integration EUR 109m of accelerated depreciation and amortization and EUR 175m goodwill (amortization) adjustment resulting from fiscal restructuring in Q4 2006.

Q4 2006	Q4 2005	In millions of euro	FY 2006	FY 2005

1,661	1,680	Revenues and other income	6,450	5,857
1,580	1,454	of which Service Revenues	6,128	5,327
765	736	• The Netherlands	2,980	2,483
747	755	• Germany	2,894	2,822
160	149	• Belgium	622	548
-11	40	• Other (incl. intercompany revenues)	-46	4

1,582	1,408	Operating expenses	5,645	5,100
487	311	Depreciation, amortization (impairments)	1,430	1,078

79	272	Operating result	805	757
-2	160	• The Netherlands	456	648
51	40	• Germany	227	-5
41	24	• Belgium	147	85
-11	48	• Other	-25	29

566	583	EBITDA	2,235	1,835

•                    Revenues and other income up 10.1% y-on-y, service revenues up 15.0%.

•                    Improvement in divisional EBITDA of EUR 400m, or 21.8% y-on-y.

•                    E-Plus service revenue growth of 9.6% y-on-y and EBITDA margin of 31.3% following significant reduction in subscriber acquisition costs.

•                    Mobile the Netherlands captured lion share of market growth. Subscriber acquisition costs decreasing. EBITDA up EUR 164m, or 17.8% y-on-y.

•                    Double digit service revenue growth at BASE. EBITDA increased 29.4% to EUR 264m y-on-y.

•                    Operating expenses for the Netherlands in 2006 include in relation to Telfort network integration EUR 109m of accelerated depreciation and amortization and EUR 175m goodwill adjustment resulting from fiscal restructuring in Q4 2006.

FINANCIAL REVIEW — 4TH QUARTER AND FULL YEAR 2006

Limited comparability in particular of Q4 results

In the fourth quarter group revenues and other income decreased by 4.0%, EBITDA was down 12.7% and the net result decreased 31.5% y-on-y. The fourth quarter and full year y-on-y comparison is affected by:

•                     Q4 2005 (Revenues/EBITDA) - EUR 110m book gain NTT DoCoMo transaction;

•                     Q4 2005 (Operating expenses/EBITDA) - EUR 83m pension curtailment following the new collective labor agreement in the Netherlands;

•                     Q4 2005 (Income tax) - EUR 52m positive effect on Corporate income tax from changes in statutory tax rates in the Netherlands and EUR 122m recognition of a deferred tax asset for carry forward losses at BASE;

•                     Q4 2006 (Amortization) - EUR 19m accelerated amortization Telfort licenses following the announcement of the proposed sale of the GSM-frequencies to T-Mobile on September 1, 2007;

•                     Q4 2006 (Amortization/Income tax) – EUR 175m goodwill adjustment following fiscal restructuring of Telfort (step-up transaction), partly compensated by EUR 100m positive result in income tax;

•                     Q4 2006 (Income tax) - EUR 148m positive effect on Corporate income tax from changes in statutory tax rates in the Netherlands;

•                     2005/2006 (Operating expenses/EBITDA) Restructuring charges and brand unification costs of EUR 92m in 2005 (of which EUR 34m in Q4) and EUR 87m in 2006 (of which EUR 26m in Q4);

•                     2006 (Revenues/EBITDA) book gains on the sale of Xantic of EUR 74m;

•                     2006 (Operating expenses/EBITDA) – Telfort integration expenses EUR 18m in Q3 and EUR 6m in Q4;

•                     2006 (Depreciation) – EUR 90m full year and EUR 36m in Q4, accelerated depreciation on the Telfort network following the decision to integrate the networks of KPN Mobile the Netherlands and Telfort.

For the purpose of comparing results with guidance the above items are excluded from the comparison to the extent they affect revenues and other income and/or EBITDA. Applying the same principles for the individual divisions results in the following overview:

Q4 2006	Q4 2005	In millions of euro	FY 2006	FY 2005

3,033	3,056	Revenues and other income	11,983	11,826
1,680	1,734	Fixed	6,647	6,883
1,661	1,570	Mobile	6,450	5,747
17	52	Other	75	255

1,178	1,160	EBITDA	4,874	4,623
624	661	• Fixed	2,603	2,826
570	474	• Mobile	2,281	1,728
- 16	25	• Other	-10	69

The acquisition of Telfort is a substantial addition to the organic improvement of revenues and EBITDA of the Mobile division. The contribution of acquisitions to Fixed revenues is approximately 1% for full year 2006. The deconsolidation of Xantic from Q1 2006 leads to a drop in revenues and other income as well as in EBITDA in the division Other. In addition, in the fourth quarter KPN incurred EUR 11m Fixed-Mobile integration expenses in the division Other. Full details are to be found in Appendix H.

Strong performance of Mobile division more than offsets decrease in Fixed division

Group revenues and other income for the full year 2006 increased by 1.0% or EUR 121m y-on-y to EUR 12.1bn, attributable to the consolidation of Telfort, organic growth in all Mobile operators and a moderate decline of Fixed.

The Mobile division’s revenues and other income were up 10.1% or EUR 593m. Excluding the MTA effect of EUR 191m, revenues were up 13.4%. This was driven by improved performances by all three operators and the consolidation of Telfort. Service revenues were up 15.0% or EUR 801m.

The Fixed division saw revenues and other income decrease by 3.4%, 2.3% points of which was due to regulatory MTA reductions. Revenues from new-technology based services grew steadily and the share of new services increased to 26%, up 7% points y-on-y.

Operating expenses up due to higher depreciation and amortization

Group operating expenses rose 2.6% or EUR 246m in 2006 compared to 2005. The  Mobile division saw a EUR 545m increase in operating expenses mainly attributable to  the consolidation of Telfort including network integration costs of EUR 24m, accelerated depreciation and amortization expense of EUR 109m and an adjustment of EUR 175m of goodwill in relation to the fiscal restructuring in Q4. These increases were to some extent compensated for by lower operating expenses at E-Plus of EUR 160m, mainly due to lower acquisition costs as part of the new strategic business model. Operating expenses of the Fixed division decreased by 2.3% or EUR 122m as a result of continued headcount reduction and continued focus on cost.

Strong margin in mobile fuelling higher EBITDA

KPN delivered an operating result of EUR 2,223m in 2006, down EUR 125m or 5.3% compared to 2005, predominantly due to the impact on depreciation and amortization charges mentioned above.  The net effect for the year was plus 8.9%, EBITDA saw a 2.4% improvement from EUR 4,724m in 2005 to EUR 4,837m in 2006. This increase is attributable to the improved performance of KPN’s mobile operators.

Finance costs down

Net finance costs decreased from EUR 547m in 2005 to EUR 520m this year, down 4.9%. Compared to last year financing costs were lower as a result of refinancing transactions in 2005 and 2006 which resulted in an improved interest rate profile on our debt portfolio.

Limited tax charges

The corporate tax charge however decreased from EUR 360m (or a 20.0% effective tax rate) in 2005 to EUR 127m in 2006 (equivalent to a 7.4% effective tax rate). The decline of the effective tax rate is explained by:

•                     Telfort fiscal restructuring which impacts both profit before tax (amortization charge of EUR 175m) and corporate tax (benefit of EUR 100m);

•                     Positive effects from adjustments of the 2007 Dutch statutory tax rate on deferred taxes in 2006 of EUR 148m (2005: EUR 52m);

•                     EUR 73m recognition of the DTA for carry forward losses at BASE in 2005 (Q4 2005: EUR 122m).

In all, the net result for the year was up 9% and earnings per share were up 20%, supported by the share repurchases.

Continued strong free cash flow of over EUR 2.4bn

Cash flow from operating activities totaled EUR 4.1bn, up EUR 0.3bn or 6% compared to last year. Free cash flow of over EUR 2.4bn is similar to 2005. Capex increased by EUR 256m or 18.4% to EUR 1,650m which is mainly caused by increased Capex spend at E-Plus to improve indoor coverage, initial deployment of All-IP, including service platforms and VDSL pilots.

Cash position lowered due to lower non-netted cash pool

Due to German capital maintenance rules, we are required to keep funds available at  E-Plus.  The improved financial position of E-Plus allowed KPN to reduce this amount by  EUR 0.9bn. The reduction resulted in a decrease of our non-netted notional cash pool and subsequently in a decrease of both gross cash and gross debt of EUR 0.9bn. As of December 31, 2006, KPN’s cash position amounted to EUR 803m (including EUR 374m in non-netted notional cash pools).

Maturity profile lengthened by tender offer and new issue

On November 8, KPN successfully concluded a EUR 732m tender offer for its outstanding EUR 1.5bn 4.75% Notes, due November 2008 which was financed on that same day, by a new EUR 1bn Eurobond with a 10 year maturity and a coupon of 4.75%. The combined transaction served to lengthen KPN’s redemption profile.

Net debt to EBITDA stable at 1.9x

By the end of Q4 2006, gross debt amounted to EUR 10.0bn, EUR 1.0bn lower than the previous quarter, mainly due to the aforementioned EUR 0.9bn reduction of our notional cash pools, redemptions on the credit facility, partly offset by the tender and issuance of new debt. The net debt(2) position at the end of Q4 2006 (EUR 9.2bn) was EUR 0.2bn lower than the previous quarter. The net debt to EBITDA ratio remained stable in the fourth quarter at 1.9 times.

EUR 1.6bn share repurchases in 2006, 8% of outstanding shares cancelled

In 2006, KPN repurchased a total of 162.8 million shares at an average price of EUR 9.60 for a total amount of EUR 1.6bn. All shares bought under the 2006 share repurchase program and from the Dutch State have been cancelled. Following these cancellations, the number of outstanding shares amounts to 1,928,551,326, representing a 23% reduction of outstanding shares since the start of share repurchases in March 2004.

Credit ratings

The credit ratings remained unchanged at BBB+ with negative outlook (Standard & Poor’s) and Baa2 with stable outlook (Moody’s).

GROUP OPERATING REVIEW

FTE restructuring initiatives on track

Implementation of the FTE restructuring initiatives announced in the strategy review of March 2005 are on track. Since year-end 2004, KPN has reduced its workforce in the Netherlands by 17% or 3,673 FTEs, excluding subsequent acquisitions. At the end of the fourth quarter, KPN’s workforce in the Netherlands totaled 18,984 FTEs and, as a Group, KPN employed 25,976 FTEs.

Restructuring charges

In the fourth quarter, the restructuring charges amounted to EUR 24m, EUR 18m related to KPN’s Fixed division, a release of EUR 2m related to Mobile and EUR 8m relating to Other Activities. For the full year 2006 restructuring charges total EUR 71m.

Fixed-Mobile integration - new organization structure

KPN started 2007 by launching a new organisation structure in the Netherlands. The principle of the new structure is customer alignment rather than a product oriented split (Fixed and Mobile). Henceforth, business customers will be serviced by a single organizational unit (‘Division Business’ – headed by Eelco Blok, Board Member). The same applies for consumers (‘Division Consumer’ – headed by Baptiest Coopmans, Board Member). All KPN’s physical infrastructure in the Netherlands has been brought together in a unit ‘Wholesale and Operations’ (supervised by Eelco Blok), which will service both external wholesale customers and the two internal divisions. Meanwhile, all IT functions in the Netherlands have been brought together in ‘IT NL’ (supervised by Marcel Smits, CFO and Board Member).

(2)            The carrying value of interest-bearing financial liabilities plus the fair value of financial instruments related to these financial liabilities minus cash and cash equivalents

Increasingly KPN sees opportunities in the international mobile wholesale arena by leveraging existing wholesale relationships over a wider footprint, possibly to include countries where KPN does not itself have network assets. All of wholesale has been brought together under the management of Stan Miller (Board Member).

These changes are a direct result of changing customer requirements and the encouraging results of Fixed-Mobile integration trials and efforts in recent years. The approach to centralize IT has been preceded by a similar reorganization within the former division Fixed. Financial benefits of the new structure will be revenue increases, in particular from more effective cross and up-selling, lower capital expenditure from optimized network asset integration and lower operating expenses. An analyst meeting will be held on April 4, 2007 to present 2006 figures on the new reporting basis, in time for the first quarter results announcement on the new reporting basis on May 8.

FIXED OPERATING REVIEW

CONSUMER

More than 500k VoIP subscriptions

In the fourth quarter, KPN almost doubled its VoIP subscriptions as KPN captured approximately 60% share of VoIP additions taking the total up to 517k in twelve months, increasing KPN’s market share to 36% and firmly establishing KPN as market leader.

Slow down in net line loss rate

Net line loss totaled 130k. The strong growth in VoIP caused the downward trend in net line loss to continue in Q4. As a consequence, KPN’s voice market share has remained virtually stable at approximately 60%.

Rapid growth stretching delivery capabilities

The strong demand for ‘InternetPlusBellen’, KPN’s VoIP proposition, with up to 20k orders per week has seriously stretched delivery and service capacity which has resulted in complex complaints for some 5% of the new additions. This in turn has caused long waiting times in customer service centers and delayed new installations. In December KPN took a number of initiatives, including increasing the number of VoIP engineers and call center capacity and setting up specialist teams to tackle complex enquiries. These initiatives will improve customer service in the very near future.

Broadband continued to grow

Broadband continued to grow in the fourth quarter with VoIP as the key driver. In 2006, KPN added 559k connections, increasing its retail broadband market share to 40.9%, up 4.8% points from last year. Note that this excludes the circa 4% retail market share of Tiscali the Netherlands for which we are awaiting regulatory approval.

TV continued to grow

In the fourth quarter, the number of ‘Digitenne’ customers surpassed the 250k mark, with 265k customers subscribing to the service at the end of 2006, up 44% y-on-y. KPN’s new service of Dutch Premier League football for its ‘Digitenne’ customers has attracted more than 15k subscribers by year end. With the successfully executed analogue switch-off in the night of 10/11 December 2006, KPN is set to roll out its nationwide DVB-T network. KPN’s IPTV proposition ‘Mine’ started commercial roll-out as of February 1, 2007.

BUSINESS

Growth in data and IP- based services

In the business market, KPN’s data and IP-based services such as IP-VPN, E-VPN and Business DSL continued to grow in 2006. In the corporate market, traditional voice market share is stabilizing beyond the lowest point reached in Q2 2006. The first contracts signed for new voice services such as VoIP Connect for corporates and VoIP for SME, introduced in Q2 2006, are currently being implemented.

Several major contract wins

In the fourth quarter, KPN concluded several new business contracts including ING (delivery and managed services for mobile and fixed communication, call centers, LAN- networks and conference arrangements), Olympia (managed ICT) and Veolia (delivery and managed services for mobile and fixed communication and call centers).

Position in healthcare and public sector strengthened

Gemnet, which became part of KPN in the fourth quarter, offers services to government and civil service organizations for exchanging confidential information via closed and fully secured networks. In the fourth quarter, KPN rolled out a network connecting some 1,200 home-treated patients to three hospitals, specialists and other medical staff in order to facilitate remote healthcare.

KPN expands its services for Dutch Primary Schools

As part of its social responsibility efforts, KPN supports the innovation of Dutch education. In November 2006 KPN presented ‘School Online’. This offers primary schools three years’ free internet access. ‘School Online’ contains online solutions and digital teaching material developed especially for primary schools.

WHOLESALE & OPERATIONS

Good progress on objectives of All-IP strategy

KPN has made good progress on the objectives of its All-IP strategy announced in March 2005.

Driving new revenue streams (‘Attack’)

Major milestones for driving new revenue streams (‘Attack’) include: passing the 250k DVB-T, 500k VoIP and 2 million broadband customers mark, the fact that KPN has IPTV capability in place in Consumer, launched ‘Business VoIP’ and ‘VoIP Connect’ for Business customers, developed applications in narrowcasting, healthcare and security and has 99% ADSL coverage, 57% ADSL2+ coverage and is running VDSL pilots.

Defend traditional position (‘Defend’)

KPN is also defending its traditional position in the market. KPN has successfully maintained its leading share in the traditional consumer voice market through CPS winback programs and simplified pricing schemes and in the business market through new business pricing schemes. Furthermore KPN is leveraging its scale advantage through wholesale ADSL.

Achieving a structurally lower cost base (‘Exploit’)

‘Exploit’ is the third leg to KPN’s three-prong strategy and sets out to achieve a structurally lower cost base. Major milestones are that the personnel reduction program is on track, that the IT organization has been centralized, that the rationalisation of legacy applications is progressing, that KPN has implemented the Ethernet backbone and platforms for VoIP, IPTV and business applications, and that OPTA has given directional support for All-IP.

Capex All-IP program lowered to EUR 0.9bn from EUR 1.0 -1.5bn

KPN now confirms that the additional Capex required during the All-IP transformation period is estimated at EUR 0.9bn versus the previously announced range of EUR 1.0 – 1.5bn. KPN expects Capex in 2007, 2008 and 2009 to be approximately EUR 950m compared to the typical Capex in the Fixed division of EUR 700m.

Real estate value confirmed at EUR 1.0bn

The intention is to partly fund additional Capex related to the All-IP transformation program from the proceeds of the sale of real estate which will become obsolete once the earmarked local exchanges are no longer required. KPN has mandated a financial advisor to explore options for this sale, the value of which is estimated at approximately EUR 1bn.

Expected savings from All-IP of EUR 850m confirmed

As part of its strategy update presentation in March 2005, KPN announced that the Opex savings by 2009 would total EUR 850m, predominantly due to a FTE reduction of

8,000. The FTE reductions are ahead of plan, with over 3,600 FTEs less at the end of 2006 than at year-end 2004. Opex savings are slightly below plan due to costs related to dealing with service and delivery issues on the ongoing KPN VoIP implementation. However, KPN confirms that it expects to achieve the EUR 850m Opex savings target as higher savings are anticipated over the period 2007-2009.

MOBILE OPERATING REVIEW

Ongoing growth of service revenues

The Mobile division achieved service revenue growth of 15.0% y-on-y, up EUR 801m, while increasing revenues and other income by 10.1% y-on-y or EUR 593m. This was partly the result of the acquisition of Telfort as well as the improved performance of all three operators. KPN’s mobile customer base y-on-y increased by 2.9 million to 23.7 million, up 14%.

THE NETHERLANDS

Note that the comparison of Q4 2006 with Q4 2005 is no longer influenced by the acquisition of Telfort which is included in the consolidated figures as of Q4 2005.

Growing faster than the market

In the fourth quarter, KPN added 159k customers bringing the total number of customers for the year to 8.6 million, up 7% compared to year-end 2005. The percentage of post-paid customers increased to 45% against 40% in 2005, a direct result of the increase focus on contract customers. KPN Mobile the Netherlands captured over 70% of the market growth in service revenue with all brands contributing, y-on-y service revenues growth was 7% which increased the service revenue market share to 47.2% in Q4 2006, up 1.1% point over Q4 2005.

EBITDA margin improved following further subscriber acquisition cost reductions

In Q3, KPN Mobile the Netherlands started to implement a program to gradually reduce subscriber acquisition costs on post-paid propositions. EBITDA margin increased to 38.4% in Q4 2006 compared to 36.1% in the same quarter last year. Excluding effects of the NTT DoCoMo transaction in Q4 2005 and the Telfort integration costs in Q4 2006, the EBITDA margin increase would have been over 4% points from 35.0% to 39.2%.

Network integration on schedule

In Q1 2007 the migration of Telfort customers to the KPN network will start and the first phase of the integration is expected to close in Q2 2007. On February 28, 2006 KPN decided to integrate Telfort’s radio and core network into the mobile network of KPN Mobile the Netherlands.

Telfort E-GSM license sold

On November 21, 2006 KPN announced the sale of Telfort’s E-GSM license to T-Mobile for an undisclosed sum. The transfer is subject to approval by the Minister of Economic Affairs. KPN has reassessed the remaining Telfort DCS and UMTS licenses and concluded that it is currently not anticipated that these will be used actively in a separate network once the first phase of the network integration, anticipated for July 1, 2007, is completed. Consequently, KPN has decided to accelerate the amortization of these licenses. KPN Mobile the Netherlands furthermore received a proposal from the Dutch State for the extension of the GSM license period for a three year period to 2013.

Introduction of HSDPA

At the end of 2006, KPN Mobile the Netherlands achieved 87% UMTS coverage. This is the highest coverage in the Netherlands of all four operators. The coverage is well in excess of the UMTS license requirements at an aggregate level, even though in some smaller communities the local requirement could not be met mainly because of local resistance in municipalities. In the fourth quarter, KPN introduced HSDPA and, at the end of 2006 close to 100% of the UMTS network was HSDPA enabled.

GERMANY

Continued customer growth, predominantly from new brands

Customer growth in the fourth quarter continued to be driven by the new brands on the E-Plus network and brought the total number of customers for the year to 12.7 million, up 18% over the last year. The customer base of the ‘new’ brands totaled 4.3 million and represents over 34% of the total customer base.

Strong profitable growth of new brands

The new brands which do not offer handset subsidies are generating high minutes of use and ARPU and include wholesale offerings with strong distribution channels. The new propositions therefore have relatively short pay-back periods.

Double-digit service revenue growth despite MTA cut

Despite a further MTA cut implemented by BNetzA as of November 23, which reduced the average E-Plus MTA tariff by almost 20%, y-on-y service revenue growth for the quarter was 10%, increasing the service revenue market share by 1.6% points to 13.4%. EBITDA for the year was up EUR 232m or 34% compared to last year and the margin of 31.3% was 7.5% points higher than in 2005. Q4 EBITDA margin was 29.5% up 5% points on Q4 2005 (excluding NTT DoCoMo).

Focus on operational excellence

As part of its continued focus on operational excellence, E-Plus reached agreement with employee representatives on the restructuring of the company in January 2007. As announced in September 2006, E-Plus will create 350 new customer-facing jobs in the areas of sales and retail, whilst reducing managerial and administrative staff by approximately 300 people by the end of 2007. Discussions with potential partners on the outsourcing of selected areas in network construction and network operations are now in the concluding phase. A final decision in this respect is expected to be made in the next couple of weeks.

BELGIUM

BASE continued to deliver profitable growth

In the fourth quarter of 2006, BASE continued to deliver profitable growth and added another 139k subscribers to its customer base. BASE’s Wholesale segment significantly contributed again to this growth. The total number of customers at the end of 2006 was 2.4 million, up 18% compared to last year, increasing the fourth quarter revenue market share by 2% points to over 15%.

Service revenue growth impacted by MTA and increased competitive pressure

Service revenue growth in the fourth quarter was 7.5%. After quarters of double digit growth, the fourth quarter was affected by the implementation of the new MTA tariff scheme by the Belgian regulator BIPT and increased competitive pressure. The new MTA rates became effective on November 1, 2006 and resulted in an MTA price decrease of almost 20% for BASE. Excluding the effect of this change in MTA rates, service revenue growth would have continued to be double digit. Y-on-y service revenue growth for the full year totaled 12.6%. The Q4 EBITDA margin, though lower than in the previous quarters, ended 4.4% points higher at 40.0%.

EDGE network launched

BASE announced nationwide EDGE availability on its network. At that time ‘Datamax’ was launched, a service allowing high-speed data for laptops up to a volume of 1 Gb per month for a fixed fee.

BASE appointed new CEO

On November 15, 2006, BASE appointed Libor Voncina as the new CEO. As the former president of Telekom Slovenija, he will bring his experience to the table to further implement the BASE challenger strategy in Belgium.

OTHER OPERATING REVIEW

Lower revenues and EBITDA due to Xantic disposal

Revenues and other income from Other activities decreased by EUR 106m compared to last year following the sale of the 65% interest in Xantic in the first quarter of 2006. In Q4 2006, an additional gain was recognized of EUR 6m on the sale of Xantic (post closing adjustment). The decrease in EBITDA of EUR 69m was mainly caused by the pension curtailment in 2005 (release of pension provisions) of which EUR 63m was allocated to Other. Furthermore, project costs regarding the Fixed-Mobile integration of EUR 11m were recognized in the fourth quarter of 2006.

OTHER DEVELOPMENTS

REGULATORY DEVELOPMENTS

Proposed MTA tariff reductions the Netherlands postponed

The CBb (Dutch Trade and Industry Appeals Tribunal) annulled OPTA’s decision of November 14, 2005 to designate all Dutch mobile operators as having significant market power on the markets for mobile terminating access (MTA) on their respective networks. As a consequence, the MTA tariff reductions announced by OPTA for the period July 2006 to July 2008 have been postponed. OPTA plans to finalize a new decision on July 1, 2007.

Proposed MTA tariff reductions Germany

The German telecom regulator (BNetzA) published its decision (‘regulatory order’) in relation to the market for call termination on individual mobile networks on August 30, 2006. In its decision, the regulator qualified E-Plus and the other mobile operators as dominant players for the termination of calls on their specific networks and has imposed several obligations upon the mobile operators. In preliminary proceedings all mobile operators asked for a suspension of the decision. The Administrative Court of Cologne rejected the claims for the suspension. All four mobile operators also filed a lawsuit as to the decision on the merits of the case against the regulatory order. On November 8, 2006, the regulator decided on the MTA tariffs. E-Plus and O2 had to lower their MTA tariff from 12.4 cents to 9.94 cents as of November 23, 2006. All four mobile operators started proceedings against the respective MTA decisions. Furthermore, several lawsuits are pending at the Court of Cologne against the MTA tariff decisions.

Proposed MTA tariff reductions Belgium

On August 11, 2006, the Belgian regulator (BIPT) issued its final decision in relation to the termination on mobile networks. As in earlier proposals, BIPT maintained its position that all three mobile operators are considered dominant and that they should be subject to gradual MTA tariff reductions to approximately 50% of the current level between November 2006 and July 2008. In relation to the August announcement both the Belgian Competition Council and the European Commission advised BIPT that the proposed asymmetry between the MTA tariffs of Proximus, Mobistar and BASE is too large. In its final decision, BIPT indicated that it will review the proposed 2008 MTA tariff reductions in the course of 2007 in order to create symmetry between Proximus and Mobistar as well as to reduce the asymmetry between BASE and its competitors. In September 2006, all three mobile operators launched suspension and annulment proceedings against BIPT’s decision on call termination on individual mobile networks. On October 27, 2006, the Court dismissed the operators’ claim for the suspension of BIPT’s decision. The annulment procedure is ongoing.

Dutch State proceedings

The appeal against the judgment of the the Hague District Court in KPN’s proceedings against the Dutch State, regarding asymmetric regulation, is pending as no decision has yet been taken to continue to appeal the judgment.

OPTA’s All-IP position paper

On October 3, 2006, OPTA published a position paper on KPN’s All-IP strategy. OPTA accepts the rollout of a new All-IP network but requires conditions and guarantees such that other DSL operators will not be forced out of the market as a direct consequence of the wholesale portfolio changes by KPN. KPN is to announce the dismantling of buildings beforehand and has to put a reference offer, made by KPN, for subloop unbundling (SLU) in the market. OPTA will perform a new market analysis on local loop unbundling (LLU) and wholesale broadband and will also publish rules on the dismantling of co-locations. KPN already has a reference offer for SLU in the market.

OPTA letter on unbundling

On January 24, 2007, OPTA published a letter on the guidelines of KPN’s All-IP plan, in which OPTA announced the results of Analysys on the migration of the co-locaters from the MDF locations to the street cabinets. Analysys concluded that the viability of the business case for access to the street cabinet is limited. In the eyes of OPTA this could mean that DSL operators do not have a full alternative for the dismantling of the MDF locations. OPTA therefore decided that it will investigate other alternatives. The decision of OPTA does not affect the start of the roll out of the new street cabinets in June 2007. KPN will discuss the outcome of the Analysys report with OPTA. KPN will, among others, discuss the access to street cabinets, Wholesale Broadband Access (WBA) service and alternatives. Today the WBA service is already in use by DSL operators and this service will also be delivered on our new All-IP infrastructure as earlier announced by KPN. KPN will also explore other possible alternatives for access to our All-IP network in order to be able to dismantle the MDF locations according to our original plans. The first dismantling of MDF locations is expected to take place in 2008. At that time we expect to have developed alternatives that are compliant with views of OPTA.

UMTS roll-out requirements

The telecom agency (‘Agentschap Telecom’) of the Dutch Ministry of Economic Affairs is currently designing a control system in order to be able to check if the rollout obligations (as of January 1, 2007) of the UMTS licenses are met. First results will be available in a couple of months. Agentschap Telecom is also investigating the rollout obligations of the Public Access Mobile Radio Service (PAMR) license.

GSM 900 license

In December 2006, the Minister of Economic Affairs published a draft policy regarding the extension of the GSM 900 licenses of KPN and Vodafone for consultation. The Minister intends to extend these licenses from April 1, 2010 to February 26, 2013.

New Telecommunication law in 2007

On February 1, 2007 the Telecommunications Act has been changed. These changes give landlords (including municipalities) the right to require the retirement of cables which have been idle for at least 10 years as from the moment the usage of these cables has been terminated. For current idle cables landlords of public grounds cannot require retirement before 2018 to the extent that these idle cables do not hinder existing other cables and other underground infrastructure. Currently the KPN network in the Netherlands comprises of approximately 350,000 kilometres of cables and ducts.

Currently KPN is investigating whether the adjustment to the Act will result in legally enforceable retirement obligations and the recognition of an obligation. When KPN concludes that the new Act leads to a legally enforceable retirement obligation an asset retirement obligation should be recognized if the obligation can be reliably estimated. The initial recognition of such an Asset Retirement Obligation will then be capitalized for an equal amount under Property, plant and equipment. The provision should be measured at the present value of management’s best estimate of the expenditure required to settle the obligation.

Important parameters which may have an impact on a possible Asset Retirement Obligation are:

•                    the total length of cables and ducts becoming idle, which is strongly related to future network strategy and innovation;

•                    the number of landlords requiring retirement;

•                    the timing of retirement;

•                    fiscal consequences.

In case of recognition of a provision and the capitalization of an equal amount future results will be impacted by additional depreciation on Property, Plant and Equipment and by additional Finance Costs. Because the new act is effective as from February 1, 2007, it has no effect on the balance sheet at December 31, 2006.

Telfort fiscal reorganization

The purchase price for Telfort amounted to EUR 1,146m. This amount equals the consideration paid at acquisition date including an earn-out of EUR 132m. At acquisition date the carry forward losses of Telfort amounted to EUR 1,066m and the fiscal value of the PP&E and licenses totalled to EUR 273m. In the purchase price allocation the deferred tax asset for the carry forward losses was valued at EUR 161m. This amount was based on projections. In 2006 it became clear that Dutch fiscal law no longer permits unlimited compensation of carry forward losses. Based on this, Telfort carry forward losses can only be compensated for until 2011.

In 2006 KPN had discussions with the fiscal authorities on the restructuring of Telfort. It was agreed that the fiscal enterprise value of Telfort at December 31, 2006 amounted to EUR 1,320m. It was also agreed that all Telfort assets and liabilities had the same value for commercial and fiscal purposes at December 31, 2006. This agreement resulted in an asset base of EUR 1,254m becoming depreciable for fiscal purposes. Carry forward losses with limited compensation possibilities were transferred to a depreciable asset base.

Under IFRS, the step-up transaction leads to a downward adjustment of goodwill of EUR 175m on the amortization line and a EUR 100m positive income effect on the tax line.

Subsequent events

On January 12, 2007 Michael Krammer, CEO of E-Plus announced his decision to leave E-Plus for personal reasons. On January 29, 2007 Thorsten Dirks, formerly Deputy CEO at E-Plus, was appointed as his successor.

On January 22, 2007 KPN entered into an agreement to sell its 23 large telecommunications towers and to transfer the use of an additional one to the French transmission network services specialist TDF S.A. In doing so, KPN met the condition set by the Dutch Competition Authority when KPN acquired Nozema. At the time, KPN indicated that it does not view the ownership of these towers as core to its business. KPN’s transmitting equipment for telephone, data, radio and television will remain in the towers, for which KPN and TDF have signed a ten-year lease. The operational management of the towers, which was transferred to Novec in March 2006, will also go to TDF including five KPN employees. The transaction is subject to NMa approval.

PERFORMANCE VS. OUTLOOK

Performance vs. Outlook

After adjustments for comparison to the guidance (see table below for details), 2006 revenues and other income increased by 1.3% in line with the ‘low-single digit increase’ guidance. EBITDA was up 5.4% and was also in line with the ‘mid-single digit increase’ guidance. In 2006, the free cash flow was EUR 2,421m also in line with the ‘more than EUR 2.4bn’ guidance for the whole year, and Capex amounted to EUR 1.65bn, towards the bottom end of the expected ‘EUR 1.7–1.8bn’.

Q4 2006	Q4 2005	In millions of euro	FY 2006	FY 2005
3,039	3,166	Revenues and other income - reported	12,057	11,936
-6	-110	Book gains on disposals	-74	-110
3,033	3,056	Revenues and other income – adjusted	11,983	11,826
-0.8%		y-on-y difference	1.3%

1,152	1,319	EBITDA – reported	4,837	4,724
-6	-110	Book gains on disposals	-74	-110
—	-83	Release of pension provisions	—	-83
24	34	Restructuring charges	71	92
6	—	Network integration costs	24	—
2	—	Brand unification costs	16	—
1,178	1,160	EBITDA – adjusted for guidance	4,874	4,623
1.6%		y-on-y difference	5.4%

Revised 2006 Outlook (October 31, 2006)

Guidance metrics	FY 2005	FY 2006	Outlook FY 2006
Revenues and other income (1)	EUR 11.8bn	EUR 12.1bn + 1.3%	Low-single digit increase
EBITDA (1,2)	EUR 4.6bn	EUR 4.8bn + 5.4%	Mid-single digit increase (4)
Capex	EUR 1.4bn	EUR 1.7bn	EUR 1.7–1.8bn
Free cash flow (3)	EUR 2.4bn	EUR 2.4bn	> EUR 2.4bn

(1)            Excluding restructuring charges and book gains/losses over EUR 20m, brand unification costs and Telfort integration costs

(2)            Defined as Operating result plus depreciation, amortization and impairments

(3)            Defined as Net cash flow from operating activities minus Capex

(4)            Despite a EUR 50m movement in Other activities due to the deconsolidation of Xantic and small book gains/losses from non-core asset disposals

GENERAL

Accounting principles

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the 2005 Annual Report and Form 20-F. The applied accounting principles are in line with those as described in the 2005 Annual Report and Form 20-F. All figures in this quarterly report are unaudited and based on IFRS.

In the fourth quarter of 2006, KPN has changed its methodology to determine the effectiveness of cash flow hedges. This change in accounting policy had no effect on the equity at December 31, 2005 or on the net result for 2005. The effect on equity amounts to nil in every quarter as the change in the net result is adverse to the change in the hedge reserve. However, it impacted the net results as reported in previous quarters. The effects are shown in the following overview:

In millions of euro	Q1 2005	Q2 2005	Q3 2005	Q4 2005	FY 2005

Profit attributable to equity holders	274	230	329	604	1,437
Adjustment	(7)	(5)	(9)	21	0
Tax effect	2	2	3	(7)	0
Restated profit attributable to equity holders	269	227	323	618	1,437

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	FY 2006

Profit attributable to equity holders	383	464	346	435	1,628
Adjustment	0	(42)	(10)	(9)	(61)
Tax effect	0	12	3	1	16
Restated profit attributable to equity holders	383	434	339	427	1,583

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, its and its joint ventures’ share of new and existing markets, general industry and macro-economic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside KPN’s control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in the 2005 Annual Report and Form 20-F. Our 2006 Annual Report and Form 20-F will be available in early March 2007.

All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for KPN’s GAAP figures. KPN’s non-GAAP measures may not be comparable to non-GAAP measures used by other companies. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise. Certain figures may be subject to rounding differences.

KPN defines EBITDA as operating result before depreciation and impairments of PP&E and amortization and impairments of intangible assets. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that KPN’s definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA have their limitations as an analytical tool and you should not consider those in isolation or as a substitute for analyses of the results as reported under IFRS or US GAAP.

KPN uses EBITDA as a component of its guidance. In view of the possible volatility of impairments under IFRS, KPN believes this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. KPN does not view EBITDA as a measure of performance. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating result) is provided.

KPN defines free cash flow as cash flow from operating activities minus capital expenditures (Capex), being expenditures on PP&E and software. Going forward free cash flow will include proceeds from real estate.

Profile

KPN is the leading multimedia company in the Netherlands, providing consumers and consumer households with fixed and mobile telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully- managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

At December 31, 2006, KPN served 6.3 million wireline voice subscribers, 8.6 million mobile customers, 2.1 million Internet customers and 0.3 million TV-customers in the Netherlands as well as 15.0 million mobile customers in Germany and Belgium. With 28,368 people (25,976 FTEs), KPN posted revenues of EUR 12.1 bn, with an EBITDA of EUR 4.8bn in 2006. KPN was incorporated in 1989 and is listed on the Amsterdam-, New York-, London- and Frankfurt stock exchanges.

FY Results 2006 for the period ending December 31, 2006

APPENDICES

Financial Statements

A)	Consolidated Income Statement
B)	Consolidated Balance Sheet
C)	Consolidated Cash Flow Statement
D)	Consolidated Statement of Changes in Group Equity
E)	Other Disclosures
F)	Segmental analysis: Key Financial and Operating Metrics
• Fixed Division
• Consumer Segment
• Business Segment
• Wholesale & Operations
• Mobile Division
• The Netherlands
• Germany
• Belgium
G)	Impact of MTA tariff reductions
H)	Notable items for results comparison
I)	Impact of change in accounting policy derivatives

(A)          Consolidated Income Statement

Q4 2006	Q4 2005	In millions of euro, unless indicated otherwise	FY 2006	FY 2005

3,022	3,074	Revenues	11,941	11,811
17	92	Other income	116	125
3,039	3,166	Revenues and other income	12,057	11,936

-26	-35	Own work capitalized	-112	-112
266	281	Cost of materials	900	1,044
1,078	1,054	Work contracted out and other expenses	4,314	4,075
355	284	Salaries and social security contributions	1,435	1,441
785	624	Depreciation, amortization and impairments	2,614	2,376
214	263	Other operating expenses	683	764
2,672	2,471	Total operating expenses	9,834	9,588

367	695	Operating result	2,223	2,348

12	6	Finance income	43	44
-146	-133	Finance costs	-542	-566
-27	-12	Other financial results	-21	-25
0	4	Share of the profit of associates and joint ventures	7	13
206	560	Profit before income tax	1,710	1,814

220	62	Income tax	-127	-360
426	622	Profit for the period	1,583	1,454

-1	4	Profit attributable to minority shareholders	0	17
427	618	Profit attributable to equity holders	1,583	1,437

0.22	0.29	Earnings per ordinary share/ADS, basic (in EUR)	0.79	0.66
0.22	0.28	Earnings per ordinary share/ADS on a fully diluted basis (in EUR)	0.79	0.65

(B)          Consolidated Balance Sheet

ASSETS

In millions of euro	December 31, 2006	December 31, 2005

NON-CURRENT ASSETS

Intangible assets
Goodwill	4,569	4,571
Licenses	3,865	4,198
Software	315	303
Other intangibles	302	329
Total intangible assets	9,051	9,401

Property, plant & equipment
Land and buildings	733	769
Plant and equipment	6,310	6,883
Other tangible fixed assets	238	212
Assets under construction	684	474
Total property, plant & equipment	7,965	8,338

Investments in joint ventures and associates	11	26
Derivative financial instruments	13	17
Deferred tax assets	1,018	1,348
Trade and other receivables	112	49

Total non-current assets	18,170	19,179

CURRENT ASSETS
Inventories	113	130
Trade and other receivables	2,138	2,179
Available-for-sale financial assets	4	5
Derivative financial instruments	—	—
Cash and cash equivalents	803	1,033
Total current assets	3,058	3,347

Non-current assets and disposal groups held for sale	30	176

TOTAL	21,258	22,702

(B)          Consolidated Balance Sheet - continued

LIABILITIES

In millions of euro	December 31, 2006	December 31, 2005

GROUP EQUITY
Equity attributable to equity holders	4,195	5,076
Minority interests	1	28
Total group equity	4,196	5,104

NON-CURRENT LIABILITIES
Borrowings	8,426	7,238
Derivative financial instruments	925	716
Deferred tax liabilities	1,992	2,229
Retirement benefit obligations	1,236	1,320
Provisions for other liabilities and charges	374	396
Other payables and deferred income	260	292
Total non-current liabilities	13,213	12,191

CURRENT LIABILITIES
Trade and other payables	2,936	2,951
Borrowings	642	2,020
Derivative financial instruments	2	7
Current tax liabilities	202	261
Provisions for other liabilities and charges	67	77
Total current liabilities	3,849	5,316

Liabilities directly associated with non-current assets and disposal groups classified as held for sale	—	91

TOTAL	21,258	22,702

(C)          Consolidated Cash Flow Statement

Q4 2006	Q4 2005		In millions of euro, unless indicated otherwise	FY 2006	FY 2005

206	560	(3)	Profit before income tax	1,710	1,814	(4)
161	139	(4)	Finance costs – net	520	547	(4)
0	-4	(4)	Share of the profit of associates and joint ventures	-7	-13	(4)

			Adjustments for:
785	624		Depreciation, amortization and impairments	2,614	2,376
-17	-118		Other income	-116	-151
-54	-120		Changes in provisions (excluding deferred taxes)	-176	-248

			Changes in working capital:
10	-5		Inventory	20	64
14	45		Trade receivables	8	21
80	91	(4)	Prepayments and accrued income	-96	70	(4)
-14	2	(4)	Other current assets	-38	37	(4)
-35	31		Accounts payables	-109	-38
7	-34		Accruals and deferred income	124	-218
-37	21	(4)	Current liabilities (excluding short-term financing)	-60	73	(4)
3	—	(4)	Received dividends	9	7	(4)

-66	-5		Taxes received (paid)	147	-24
-228	-258		Interest paid	-479	-484
815	969		Net cash flow provided by operating activities	4,071	3,833

-9	-1,021		Acquisition of subsidiaries, associates and joint ventures	-369	-1,031
—	1		Disposal of subsidiaries, associates and joint ventures	72	10
-1	1		Investments in intangible assets (excluding software)	-1	-20
-533	-469		Investments in property, plant & equipment and software(4)	-1,650	-1,394
—	-1		Disposal of intangible assets (excluding software)	—	3
21	12		Disposal of property, plant & equipment and software	56	31
5	-6		Disposal of assets held for sale and other	14	195	(4)
-517	-1,483		Net cash flow used in investing activities	-1,878	-2,206

-101	-468		Share repurchase	-1,615	-1,697
—	—		Share repurchases for option plans	-18	-33
—	—		Dividends paid	-982	-890
15	11		Exercised options	38	31
1,056	350		Proceeds from borrowings	2,932	1,350
-1,161	-1,331		Repayments of borrowings	-2,373	-1,662
-6	-23		Other changes in interest-bearing current liabilities	-6	-17
-197	-1,461		Net cash flow used in financing activities	-2,024	-2,918

101	-1,975		Changes in cash and cash equivalents	169	-1,291

328	2,236		Net Cash and cash equivalents at beginning of period	261	1,551
101	-1,975		Changes in cash and cash equivalents	169	-1,291
—	—		Exchange rate differences	-1	1
429	261		Net Cash and cash equivalents at end of period	429	261
374	804		Add: Debit cash balances	374	804
803	1,065		Cash and cash equivalents at end of period	803	1,065
—	32		of which classified as held for sale	—	32

(3)          Certain minor reclassifications have been made to the 2005 figures to align with current year’s presentation

(4)          Of which investments related to software (2006: EUR 199m; 2005: EUR 208m)

(D)          Consolidated Statement of Changes in Group Equity

	Attributable to	Minority	Total Group
In millions of euro (except for number of shares)	equity holders	Interests	Equity

Balance as of January 1, 2005	6,266	145	6,411

- Cash flow hedges, net of taxes	11	—	11
- Realized profit on available for sale financial assets	-23	—	-23
- Currency translation adjustments and other	11	—	11
Net income recognized directly in equity	-1	—	-1

- Profit for the year 2005	1,437	17	1,454
Total recognized income 2005	1,436	17	1,453

- Share-based compensation	9	—	9
- Exercised options	31	—	31
- Shares repurchased (including for option plans and repurchase cost)	-1,784	—	-1,784
- Shares issued (acquisition SNT)	20	—	20
- Dividends paid	-890	—	-890
- Dividend tax	-12	—	-12
- Acquisition of minority interests (SNT)	—	-134	-134
Total changes	-2,626	-134	-2,760

Balance as of December 31, 2005	5,076	28	5,104

Number of issued shares as of December 31, 2005	2,151,360,369

Weighted average number of outstanding shares during 2005 (excluding the average number of repurchased shares and shares for option plans)	2,192,232,156

Balance as of January 1, 2006	5,076	28	5,104

- Cash flow hedges, net of taxes	58	—	58
- Currency translation adjustments	-8	—	-8
Net income recognized directly in equity	50	—	50

- Profit for the year 2006	1,583	0	1,583
Total recognized income in 2006	1,633	0	1,633

- Share-based compensation	11	—	11
- Exercised options	38	—	38
- Shares repurchased (including for option plans and repurchase cost)	-1,581	—	-1,581
- Sale Xantic	—	-16	-16
- Dividends paid	-982	-11	-993
- New consolidations/ other	—	0	0
Total changes	-2,514	-27	-2,541

Balance as of December 31, 2006	4,195	1	4,196

Number of issued shares as of December 31, 2006	1,928,551,326

Weighted average number of outstanding shares during 2006 (excluding the average number of repurchased shares and shares for option plans)	2,005,326,106

(E)           Other Disclosures

Business combinations

During 2006, KPN acquired companies, which acquisitions qualify as business combinations under IFRS. Consequently, the provisions of IFRS 3 are to be applied for those acquisitions.

The main acquisitions during 2006 were: KPN Hotspots Schiphol, KPN Narrowcasting, Speedlinq as well as Nozema Services in the first quarter, TDINL (ISP Demon) in the second quarter, and NewTel Essence, CSS Telecom and Enertel in the third quarter of 2006. In the fourth quarter we acquired Gemnet.

Total acquisition for subsidiaries, associates and joint ventures	EUR 369m
Total paid for associates and joint ventures	- EUR 5m
Earn-out payment Telfort	- EUR 132m
Consideration paid for new business combinations in 2006	EUR 232m
Other deferred considerations	EUR 44m
Total cash included in acquired companies	EUR 11m
Total consideration business combinations	EUR 287m

Name	Acquisition date	% voting interest	Consideration paid
Nozema	March 7, 2006	100%	EUR 78m
Demon	June 2, 2006	100%	EUR 69m
Miscellaneous	FY 2006	100% (5) (except KPN Narrowcasting: 73%)	EUR 96m (accumulated)
Total			EUR 243m
Other deferred considerations			EUR 44m
Cash outflow for acquisition of subsidiaries, associates and joint ventures			EUR 287m
Fair value net assets acquired			EUR 133m
Difference			EUR 154m
Of which:
Goodwill			EUR 148m
Change in minority interest			EUR 6m

The assets and liabilities arising from the calculations are as follows:

(5)          The acquisitions did not have a material impact on the Consolidated Income Statements of FY 2006

Fair value as of
In millions of euro	acquisition dates
Licenses	2
Customer relationships	58
Property, plant and equipment	50
Deferred tax assets	2
Inventory	4
Other current assets	21
Cash and cash equivalents	17
Interest bearing debt to Nozema	54
Long-term interest bearing debt	-17
Bank overdraft	-6
Deferred tax liabilities	-7
Current liabilities	-45
Net assets at fair value at acquisition date	EUR 133

If the acquisitions had occurred on January 1, 2006, we estimate consolidated revenues would have been approximately EUR 100 million higher. The impact on operating result would have been approximately nil.

Off-balance sheet commitments

The off-balance sheet commitments as of December 31, 2006, amounting to EUR 3.8bn, are equal to those as of December 31, 2005 (EUR 3.8bn) disclosed in the 2005 Annual Report and Form 20-F.

(F)           Segmental analysis: Key Financial and Operating Metrics

Consumer Segment

Q4 2006	Q4 2005	In millions of euro	FY 2006	FY 2005
344	412	- Voice	1,462	1,674
197	172	- Internet	738	699
19	5	- Other (incl. intrasegment revenues)	62	11
560	589	Revenues and other income	2,262	2,384

530	520	Operating expenses	2,073	2,046
24	12	Depreciation, amortization (impairments)	80	42

30	69	Operating result	189	338

Number of voice connections(in thousands)	Q4 2006	Q4 2005
PSTN	3,554	4,518
ISDN	374	481
VoIP package (Voice / broadband)	517	13
Total	4,445	5,012

Q4 2006	Q4 2005	Traffic volumes (in billions of minutes)	FY 2006	FY 2005
1.32	1.67	Domestic local	5.66	6.67
0.56	0.70	Domestic long-distance	2.41	2.82
0.24	0.28	Fixed-to-mobile	1.03	1.12
0.07	0.09	International	0.31	0.37
2.19	2.74	Total Voice Consumer	9.41	10.98

KPIs	Q4 2006	Q4 2005
Market share voice	~60%	~60%
Retail market share consumer broadband(6)	40.9%	36.1%
KPN ADSL connections (in thousands)	2,135	1,740
KPN ISP customers (in thousands)	2,051	1,977
Internet traffic volumes (in billions of minutes)	0.19	0.48
KPN TV (in thousands)	265	184

(6)          Including DSL and Cable, based on management estimate

(F)           Segmental analysis: Key Financial and Operating Metrics

Business Segment

Q4 2006	Q4 2005	In millions of euro	FY 2006	FY 2005
245	303	- Voice	1,086	1,238
180	182	- Connectivity	702	736
121	108	- IMS	417	410
111	109	- EnterCom	436	406
-10	-33	- Other (incl. intrasegment revenues)	-106	-137
647	669	Revenues and other income	2,535	2,653

590	623	Operating expenses	2,271	2,372
24	21	Depreciation, amortization (impairments)	85	77

57	46	Operating result	264	281

Number of voice connections(in thousands)	Q4 2006	Q4 2005
PSTN	905	965
ISDN	923	943
Total	1,828	1,908

Q4 2006	Q4 2005	Traffic volumes (in billions of minutes)	FY 2006	FY 2005
0.73	0.88	Domestic local	3.06	3.67
0.67	0.78	Domestic long-distance	2.76	3.29
0.15	0.29	Internet-related	0.76	1.40
0.31	0.32	Fixed-to-mobile	1.25	1.29
0.11	0.12	International	0.45	0.52
1.97	2.39	Total Voice Business	8.28	10.17

KPIs	Q4 2006	Q4 2005
Market share Voice	>55%	>55%
Leased lines:	40,491	47,651
- Analog	33,203	38,121
- Digital	7,288	9,530
IP-VPN connections	44,363	39,018
E-VPN connections	4,167	1,863
DSL (in thousands)	54	24

(F)           Segmental analysis: Key Financial and Operating Metrics

Wholesale & Operations

Q4 2006	Q4 2005	In millions of euro	FY 2006	FY 2005
1,196	1,251	Revenues	4,729	4,973
2	5	Other income	33	12
1,198	1,256	Revenues and other income	4,762	4,985

965	1,026	Operating expenses	3,838	4,104
244	278	Depreciation, amortization (impairments)	1,004	1,157

233	230	Operating result	924	881

Q4 2006	Q4 2005	Traffic volumes (in billions of minutes)	FY 2006	FY 2005
3.26	3.44	Terminating	13.04	13.49
2.01	2.67	Originating – Voice	8.94	10.96
0.19	0.40	Originating – Internet	0.97	1.99
2.34	1.85	Transit	8.44	6.78
2.25	2.06	International	9.03	7.93
10.05	10.42	Total Wholesale & Operations	40.42	41.15
0.18	0.21	of which Segm. Consumer and Business (Voice)	0.58	0.89

KPIs	Q4 2006	Q4 2005
MDF Access (in thousands)	3,140	2,551
Unbundled lines (in millions)(7)	1.0	0.8
- Shared	0.6	0.6
- Fully	0.4	0.2
ADSL coverage	99%	99%
ADSL 2+ coverage	57%	57%

(7)          External lines, based on management estimate

(F)           Segmental analysis: Key Financial and Operating Metrics

The Netherlands – KPN Mobile the Netherlands

Q4 2006	Q4 2005	In millions of euro	FY 2006	FY 2005
735	690	Service revenues	2,867	2,368
30	46	Hardware and other revenues	113	115
765	736	Revenues and other income	2,980	2,483

767	576	Operating expenses	2,524	1,835
296	106	Depreciation, amortization (impairments)	636	280

-2	160	Operating result	456	648

Customers (in thousands)	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Postpaid	3,855	3,717	3,527	3,364	3,260
Prepaid	4,787	4,766	4,737	4,759	4,812
Total	8,642	8,483	8,264	8,123	8,072

Q4 2006	Q4 2005	In euro, unless indicated otherwise	FY 2006	FY 2005
3,467	3,171	Traffic volume (in millions of minutes)	13,182	9,819

135	132	Weighted monthly AMPU (in minutes)	132	123
262	282	- Postpaid	265	271
34	32	- Prepaid	34	29

29	29	Total monthly ARPU	29	30
54	58	- Postpaid	56	63
9	9	- Prepaid	9	8

180	188	Subscriber acquisition and retention costs	192	217
244	309	- Postpaid	274	323
30	19	- Prepaid	20	20

(F)           Segmental analysis: Key Financial and Operating Metrics

Germany – E-Plus

Q4 2006	Q4 2005	In millions of euro	FY 2006	FY 2005
692	629	Service revenues	2,698	2,461
55	126	Hardware and other revenues	196	361
747	755	Revenues and other income	2,894	2,822

696	715	Operating expenses	2,667	2,827
169	174	Depreciation, amortization (impairments)	678	678

51	40	Operating result	227	-5

Customers (in thousands)	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Postpaid	6,005	5,938	5,827	5,750	5,574
Prepaid	6,649	6,277	6,025	5,692	5,174
Total	12,654	12,215	11,852	11,442	10,748

Q4 2006	Q4 2005	In euro, unless indicated otherwise	FY 2006	FY 2005
4,474	2,707	Traffic volume (in millions of minutes)	15,350	9,376

123	88	Weighted monthly AMPU (in minutes)	110	79
220	147	- Postpaid	192	135
36	23	- Prepaid	32	21

19	20	Total monthly ARPU	19	21
31	33	- Postpaid	32	35
7	6	- Prepaid	6	6

101	114	Subscriber acquisition and retention costs	90	148
184	197	- Postpaid	174	229
15	20	- Prepaid	14	33

(F)           Segmental analysis: Key Financial and Operating Metrics

Belgium – BASE

Q4 2006	Q4 2005	In millions of euro	FY 2006	FY 2005
157	146	Service revenues	609	541
3	3	Hardware and other revenues	13	7
160	149	Revenues and other income	622	548

119	125	Operating expenses	475	463
23	29	Depreciation, amortization (impairments)	117	119

41	24	Operating result	147	85

Customers (in thousands) (8)	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Postpaid	461	444	441	442	429
Prepaid	1,897	1,775	1,663	1,598	1,572
Total	2,358	2,219	2,104	2,040	2,001

Q4 2006	Q4 2005	In euro, unless indicated otherwise	FY 2006	FY 2005
926	756	Traffic volume (in millions of minutes)	3,508	2,579

135	128	Weighted monthly AMPU (in minutes)	137	117
392	346	- Postpaid	390	271
71	72	- Prepaid	71	78

23	25	Total monthly ARPU	24	24
58	60	- Postpaid	60	61
14	16	- Prepaid	14	15

20	35	Subscriber acquisition and retention costs	20	28
50	53	- Postpaid	37	47
13	22	- Prepaid	16	20

(8)          Reclassification of wholesale partnerships as of Q4 2006, affecting post-paid and versus pre-paid breakdown

(F)           Segmental analysis: Key Financial and Operating Metrics

Other Activities

Q4 2006	Q4 2005	In millions of euro	FY 2006	FY 2005
15	49	Revenues	74	230
8	3	Other income	75	25
23	52	Revenues and other income	149	255

47	-28	Operating expenses	133	180
4	2	Depreciation, amortization (impairments)	12	22

-24	80	Operating result	16	75

(G)          Impact of MTA tariff reductions

Q4 2006			FY 2006
Revenues		Additional decline compared	Revenues
and other	Operating	to the same period last year	and other	Operating
income	result	(amounts in millions of euro)	income	result
-18	-9	- The Netherlands	-87	-39
-16	-1	- Germany (E-Plus)	-99	-42
-5	-3	- Belgium (BASE)	-5	-3
-39	-13	Total Mobile division	-191	-84

-4	—	- Segment Consumer	-21	—
-4	—	- Segment Business	-23	—
-22	—	- Wholesale & Operations	-114	—
-30	—	Total Fixed division	-158	—

21	—	Intercompany eliminations	106	—

-48	-13	KPN Consolidated	-243	-84

(H)          Notable items for results comparison

Q4 2006				In millions of euro	Q4 2005
Group(9)	Mobile	Fixed	Other	Revenues and other income	Group(9)	Mobile	Fixed	Other
3,039	1,661	1,680	23	Reported	3,166	1,680	1,734	52
—	—	—	—	Book gain NTT DoCoMo	(110)	(110)	—	—
(6)	—	—	(6)	Book gain subsidiaries	—	—	—	—
3,033	1,661	1,680	17	According to guidance	3,056	1,570	1,734	52

				EBITDA
1,152	566	606	(20)	Reported	1,319	583	654	82
—	—	—	—	Book gain NTT DoCoMo	(110)	(110)	—
(6)	—	—	(6)	Book gain subsidiaries	—	—	—
—	—	—	—	Pension curtailment	(83)	—	(20)	(63)
24	(2)	18	8	Restructuring charges	34	1	27	6
6	6	—	—	Telfort integration costs	—	—	—	—
2	—	—	2	Brand unification costs	—	—	—	—
1,178	570	624	(16)	According to guidance	1,160	474	661	25

FY 2006				In millions of euro	FY 2005
Group(9)	Mobile	Fixed	Other	Revenues and other income	Group(9)	Mobile	Fixed	Other
12,057	6,450	6,647	149	Reported	11,936	5,857	6,883	255
—	—	—	—	Book gain NTT DoCoMo	(110)	(110)	—	—
(74)	—	—	(74)	Book gain subsidiaries	—	—	—	—
11,983	6,450	6,647	75	According to guidance	11,826	5,747	6,883	255

				EBITDA
4,837	2,235	2,574	28	Reported	4,724	1,835	2,792	97
—	—	—	—	Book gain NTT DoCoMo	(110)	(110)	—	—
(74)	—	—	(74)	Book gain subsidiaries	—	—	—	—
—	—	—	—	Pension curtailment	(83)	—	(20)	(63)
71	22	29	20	Restructuring charges	92	3	54	35
24	24	—	—	Telfort integration costs	—	—	—	—
16	—	—	16	Brand unification costs	—	—	—	—
4,874	2,281	2,603	(10)	According to guidance	4,623	1,728	2,826	69

(9)          Intercompany revenues not specified

(I)            Impact of change in accounting policy derivatives

KPN decided to change the accounting policy relating to the determination of the effectiveness of cross currency fixed interest rate cash flow hedges under IFRS to prevent volatility in the income statement for these hedges in the future. This accounting policy change takes effect as per January 1, 2006 and requires restatement of prior year figures. During the first three quarters KPN accounted for a gain of EUR 52m in the income statement related to a USD EUR fixed-fixed interest rate swap to hedge a USD fixed interest rate loan 2010. The annual impact before income taxes for 2006 would have been a gain of EUR 61 million (2005: EUR nil). Net profit to equity holders would have been EUR 45m higher in the case that the accounting policy would not have changed. The tables below summarize the effect of the change in accounting policy on the profit to equity holders, on the equity attributable to equity holders and on the diluted and non-diluted earnings per share for all quarters since January 1, 2005.

Profit attributable to equity holders	2006					2005
In millions of euro	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1

Before change in accounting policy	1,628	435	346	464	383	1,437	604	329	230	274
Change in accounting principles:
- Adjustment with regard to ineffective portion of cash flow hedges	-61	-9	-10	-42	0	0	21	-9	-5	-7
- Tax effect	16	1	3	12	0	0	-7	3	2	2
Adjustment, net of taxes	-45	-8	-7	-30	0	0	14	-6	-3	-5
After change in accounting principle	1,583	427	339	434	383	1,437	618	323	227	269

The change in accounting policy does not have any effect on the total equity attributable to equity holders.

Total equity attributable to equity
holders	2006					2005
In millions of euro	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Before change in accounting policy	4,195	4,195	3,736	4,797	5,456	5,076	5,076	4,917	5,111	6,266
- Adjustment as a result of change in accounting policy	-45	-45	-37	-30	0	0	0	-14	-8	-5
- Adjustment as a result of change in accounting policy, net of taxes	45	45	37	30	0	0	0	14	8	5
After change in accounting policy	4,195	4,195	3,736	4,797	5,456	5,076	5,076	4,917	5,111	6,266

Earnings per share	2006					2005
All amounts in euro	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Before change in accounting policy
Earnings per share (non-diluted)	0.81	0.22	0.18	0.22	0.19	0.66	0.29	0.15	0.10	0.12
Earnings per share (fully-diluted)	0.81	0.23	0.17	0.23	0.18	0.65	0.28	0.15	0.10	0.12

After change in accounting policy
Earnings per share (non-diluted)	0.79	0.22	0.17	0.21	0.19	0.66	0.29	0.15	0.10	0.12
Earnings per share (fully-diluted)	0.79	0.22	0.17	0.22	0.18	0.65	0.28	0.15	0.10	0.12

Press release

KPN commences EUR 1 billion share	Date
repurchase program	6 February 2007

Number
010pe

KPN commences the EUR 1 billion share repurchase program announced today in the release of the annual results 2006. KPN has mandated an intermediary to repurchase KPN shares in the open market on KPN’s behalf, starting tomorrow and ending on 31 December 2007, also allowing the execution of share repurchases during closed periods. With this EUR 1 billion share repurchase program KPN continues to deliver on its commitment to return unutilized surplus cash to shareholders.

The repurchase program will be executed in accordance with the terms of the mandate granted by KPN’s Annual General Meeting of Shareholders held on 11 April 2006. KPN will request approval for the extension of this mandate at the next Annual General Meeting of Shareholders, which is scheduled for 17 April 2007. During the repurchase program a weekly press release will be published with an update on the progress made. All repurchased shares will be cancelled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 9, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel